UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant’s name into English)

                        #1205 - 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  ____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Empire Exploration Corp

(Registrant)

Date: September 20, 2004

By

“Jeannine P.M. Webb”

                           Jeannine PM Webb, Chief Financial Officer

and Corporate Secretary

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991
Press Release #04-05 September 17, 2004	TSX Venture Exchange: CXP

STOCK OPTIONS GRANTED

Pursuant to the Canadian Empire Exploration Corp. (the “Company”) Stock Option Plan, the Company announces the grant of incentive stock options to directors and employees for the purchase of up to 2,458,000 shares of the Company at a price of $0.10 per share for five years.

 “John S. Brock”

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.